<u>PURCHASE AGREEMENT</u>

This Purchase Agreement, dated June 7, 2023, (this "<u>Agreement</u>"), is by and between Harshavardhan V. Agadi ("<u>Purchaser</u>") and each of D3 Family Bulldog Fund LP ("<u>Bulldog</u>") and D3 Family Fund LP (together with Bulldog, the "<u>Sellers</u>" and individually, a "<u>Seller</u>").

Section 1.   Purchase and Sale; Consideration. Purchaser hereby purchases from each Seller and each Seller hereby sells, transfers, assigns, delivers and otherwise conveys (collectively, "<u>Conveys</u>"), free and clear of all liens or encumbrances other than restrictions under the Securities Act of 1933, as amended (the "<u>Securities Act</u>") and blue sky securities laws, to Purchaser, as of the date of this Agreement, 100% of such Seller's right, title and interest in, to and under the number of shares of Flotek Industries, Inc. ("<u>Issuer</u>") opposite the name of such Seller on <u>Exhibit I</u> hereto (collectively, the "<u>Shares</u>") for $0.625 per share (the "<u>Purchase Price</u>") to be paid, in accordance with the wire instructions provided in writing by such Seller. Promptly following payment of the Purchase Price, each Seller shall deliver, or cause to be delivered, the Shares to be Conveyed to Purchaser hereunder in accordance with written instructions provided by Purchaser.S

Section 2.   Representations and Warranties; Acknowledgements.

(a)   Purchaser represents and warrants, as of the date of this Agreement, to each Seller that (i) such Purchaser has all requisite capacity to enter into this Agreement and to perform all of his obligations and duties under this Agreement, (ii) this Agreement constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms except as may be limited by laws governing insolvency or creditors' rights or by rules of equity, and (iii) Purchaser is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act, (iv) Purchaser is (A) a sophisticated purchaser with respect to the Shares; (B) has adequate information concerning the Shares; (C) has adequate information concerning the business and financial condition of the Issuer; (D) has conducted, to the extent Purchaser deemed necessary, an independent investigation of such matters as, in his judgment, is necessary for him to make an informed investment decision with respect to the Shares, the Issuer and the transactions contemplated hereby; and (E) has not relied upon any Seller for any investigation into, assessment of, or evaluation with respect to the Shares, the Issuer and/or the transactions contemplated hereby, (v) Purchaser is buying the Shares (A) as principal for his own account and not as a broker or agent for another party and for investment purposes only, and (B) without a view toward distribution or resale, (vi) he understands that the Shares may be deemed to be restricted shares under the Securities Act subject to transfer restrictions in accordance with the Securities Act and applicable blue sky laws.

(b)   Each Seller represents and warrants, as of the date of this Agreement, to Purchaser that (i) such Seller has all requisite power and authority to enter into this Agreement and to perform all of the obligations and duties of such Seller under this Agreement, (ii) this Agreement constitutes a legal, valid and binding obligation of such Seller enforceable against it in accordance with its terms except as may be limited by laws governing insolvency or creditors' rights or by rules of equity, (iii) as of immediately prior to the Conveyance contemplated hereby, the Shares opposite the name of such Seller on Exhibit I were owned by such Seller, free and clear of liens and encumbrances; (iv) such Seller is (A) a sophisticated seller with respect to the

Shares; (B) has adequate information concerning the Shares; (C) has adequate information concerning the business and financial condition of the Issuer; (D) has conducted, to the extent Purchaser deemed necessary, an independent investigation of such matters as, in its judgment, is necessary for it to make an informed investment decision with respect to the Shares owned by it, the Issuer and the transactions contemplated hereby; and (E) has not relied upon Purchaser for any investigation into, assessment of, or evaluation with respect to the Shares, the Issuer and/or the transactions contemplated hereby.

(c)   Each party hereto acknowledges and agrees that he, she or it has access to the same information as the other parties hereto.

(d)   EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION, (A) NO PARTY TO THIS AGREEMENT, NOR ANY OTHER PERSON ON SUCH PARTY'S BEHALF, HAS MADE OR MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER ORAL OR WRITTEN, WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE, TRADE OR OTHERWISE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED, AND (B) EACH PARTY ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE OTHER PARTY, OR ANY OTHER PERSON ON SUCH PARTY'S BEHALF, EXCEPT AS SPECIFICALLY PROVIDED IN THIS SECTION OF THIS AGREEMENT.

Section 3.   Further Assurances. The parties agree that if at any time after the date of this Agreement any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such reasonable further action (including the execution and delivery of such further instruments, assignments, conveyances, consents and other documents) as a requesting party may request, all at the sole cost and expense of the requesting party.

Section 4.   Exclusive Benefit. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their legal representatives, successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors and assigns any rights, remedies, obligations, or other liabilities under or by reason of this Agreement.

Section 5.   Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties with respect to the transactions contemplated hereby and merges in, supersedes and cancels all prior written or oral commitments, arrangements or understandings with respect thereto.

Section 6.   Governing Law; Venue. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided therein or performance shall be governed or interpreted according to the internal laws of the State of New York. Any proceeding or action must be commenced in the federal or state courts sitting in the Borough of Manhattan, City of New York, State of New York. The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts.

Section 7.   No Assignments. No party hereto shall assign or delegate its rights or obligations under this Agreement without the prior written consent of the other parties.

Section 8.   No Presumption. With regard to each and every term and condition of this Agreement, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have each duly executed and delivered this Agreement as of the date first above set forth.

D3 FAMILY BULLDOG FUND L.P.

By: Nierenberg Investment Management Company, Inc., its General Partner

By:___/s/ David Nierenberg_____
Name: David Nierenberg
Title: President
Address:
     19605 NE 8th Street
     Camas, WA 98607

D3 FAMILY FUND LP

By: Nierenberg Investment Management Company, Inc., its General Partner

By:___/s/ David Nierenberg_____
Name: David Nierenberg
Title: President
Address:
     19605 NE 8th Street
     Camas, WA 98607

 /s/ Harshavardhan V. Agadi
_____
HARSHAVARDHAN V. AGADI
GHS Holdings, LLC
Suite 266
5755, North Point Parkway
Alpharetta GA 30022

Exhibit I

Shares

Seller	Number of Shares	Aggregate Consideration
D3 Family Bulldog Fund LP	538,920	$336,825
D3 Family Fund LP	211,080	$131,925